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                                                                     EXHIBIT 4.6

                                 CONFIDENTIAL


February 4, 2000

[Director]
American TeleSource International, Inc.

Re:  GlobalSCAPE, Inc. 1998 Stock Option Plan (the "Stock Option Plan")

Dear [Director]:

     On January 1, 1998 you and GlobalSCAPE, Inc. ("GlobalSCAPE") signed a letter under which GlobalSCAPE granted you an option to purchase 16,190 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the option vesting on January 1, 1999; on April 30, 1999 you and GlobalSCAPE signed a letter under which GlobalSCAPE granted you an option to purchase 1000 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the Option vesting on January 1, 1999; and on July 1, 1999, you and GlobalSCAPE signed a letter under which GlobalSCAPE granted you an option to purchase 1000 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the option vesting on May 13, 1999 (the January 1, 1998 grant, April 30, 1999 grant and July 1, 1999 grant referred to collectively as the "Option").

     Section 9 of the letter and Section 5 of the Plan contain provisions requiring adjustment of your Option under circumstances described in those provisions. As you know, the Boards of Directors of GlobalSCAPE and ATSI have approved a financing plan as described in more detail on the attached Exhibit A (the "Financing Plan"). To create the number of common shares needed to establish a viable public market as contemplated by this plan, GlobalSCAPE will either have to issue substantially more shares than the 1.7 million currently outstanding, or will have to declare a stock split. The issuance of additional shares or a stock split, taken by itself, might give rise to a requirement that the number of shares subject to your Option be adjusted. However, any new issuance or stock split that occurs would be part of the Financing Plan described on Exhibit A which, as a whole, is not the type of event that should
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give rise to an adjustment under the letter and the Plan.

     As a member of the management team of GlobalSCAPE, you have participated in discussions regarding the means of financing GlobalSCAPE's growth, both in general and with respect to the Financing Plan, specifically. You have also participated in discussions regarding the best means of balancing ATSI's interest as sole shareholder of GlobalSCAPE against the interest of option holders under the Stock Option Plan. Although there have been differences of opinion between the parties to these discussions, a consensus has been reached that the best course of action currently available is to proceed with the Financing Plan.
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     We ask you to acknowledge that you agree that it is in the best interest of
GlobalSCAPE, and therefore your best interest as an option holder, to proceed with the Financing Plan. We also ask you to facilitate the Financing Plan by agreeing that you will not claim any right of adjustment in the number of common shares underlying your Option under the terms of the letter and the Plan as a result of the consummation of the Financing Plan.

     Please sign this letter where indicated below and return it to me to acknowledge your agreement on these issues. This letter constitutes the final and complete agreement of the parties with respect to its subject matter, and supercedes any prior agreements, discussions or understandings, written or oral.

                              Sincerely,



                              H. Douglas Saathoff
                              Secretary


Agreed:

_______________________
[Director]

Date:_________